Rental Agreement

Between:	Amy Franklin, Owner and Landlord
And
Grant Hartford Corporation, Tenant

Rent:	$450.00 per month, payable on the 15th of each month.

Utilities:

$200.00 per month, to be applied against anticipated utility costs.  If a surplus occurs, Landlord will refund surplus at Rental Termination.  If a shortfall occurs, Tenants will make up shortfall immediately.

Rental Property Location:	43 C Street, Drumond, Montana

Rental Term:	Month to month. Tenant must give notice 30 days in advance of any move.

Term begins September 15, 2007.

/s/ Eric Sauve Grant Hartford Corporation Tenant	/s/ Amy Franklin Landlord 5307 Skyview Dr Missoula, MT 89803